Exhibit 99.1

22NW PUBLICLY RELEASES LETTER TO BOARD OF PERFORMANT FINANCIAL CORPORATION

Makes Cleansing Disclosure Pursuant to Non-Disclosure Agreement with Performant

SEATTLE, WA, February 27, 2020 – 22NW, LP (“22NW” or “we”), one of the largest stockholders of Performant Financial Corporation (“Performant” or the “Company”) (NASDAQ:PFMT), with ownership of approximately 6.2% of the Company’s outstanding shares, today publicly released a letter that was previously delivered to the Board of Directors of Performant on February 24, 2020. 22NW is releasing the letter publicly in accordance with the provisions of a certain non-disclosure agreement that it previously entered into with the Company in order to cleanse 22NW of material non-public information with respect to the Company.

In response to receiving 22NW’s letter, the Company claimed that the statements therein are either “inaccurate, or based on incomplete information that is dated.” The statements included in the letter are based on the information that 22NW received from the Company pursuant to the non-disclosure agreement. 22NW requested that the Company provide any specific comments that it may have to the letter that it believes are necessary in order to correct any alleged deficiencies because 22NW is not in possession of any such information and cannot disclose what we do not know. The Company failed to provide any such comments and instead issued a press release including revised guidance on February 26, 2020.

The full text of the letter follows:

22NW, LP

1455 NW Leary Way, Suite 400

Seattle, Washington 98107

February 24, 2020

BY EMAIL AND OVERNIGHT MAIL

Performant Financial Corporation

333 North Canyons Parkway, Suite 100

Livermore, California 94551

Attn: Board of Directors

Re:	Notice of Intention to Cleanse

Dear Members of the Board:

22NW, LP (“22NW” or “we”) is a significant shareholder of Performant Financial Corporation (“Performant,” “PFMT” or the “Company”), with beneficial ownership of 3,340,859 shares, representing approximately 6.2% of the Company’s outstanding shares. As a shareholder of the Company for over three years, we have watched with increasing frustration and concern as shareholder value has consistently been destroyed under the watch of the incumbent Board of Directors (the “Board”). Specifically, PFMT’s share price has experienced a peak-to-trough decline of -91.6% since 2013 and of -52.8% over the last 12 months, versus the Russell 2000 gaining 101.3% and 8.1% over the same time periods.1

1 Bloomberg ‘Total Return Analysis,’ as of February 21, 2020.

Over the past several months, we have been in frequent communication with members of the Company’s Board and management team regarding the challenges facing the Company and potential avenues to create and preserve shareholder value. To facilitate our discussions, we executed a mutual non-disclosure agreement (the “NDA”) with the Company on October 28, 2019. Pursuant to Section 5.13 of the NDA, the Company agreed to confirm to us in writing that the Company has publicly disclosed all material non-public information that we received pursuant to the NDA by November 12, 2019, and, if the Company failed to do so, we are permitted to publicly disclose such information we received that we believe constitutes material non-public information in order to legally allow us to trade in PFMT securities after disclosure.

In accordance with Section 5.13 of the NDA, we hereby notify the Company of our intent to publicly disclose the following material non-public information with respect to the Company in order to cleanse ourselves and permit us to trade in PFMT securities after the disclosure thereof:

Performant’s internal financial models forecast a materially lower EBITDA than the Company’s publicly issued 2021 guidance.

•	While we were in the Company’s offices and reviewing internal documents, Performant’s management walked us through an EBITDA bridge through fiscal year 2021. Much to our surprise, Performant’s internal 2021 EBITDA projection was significantly lower than what has been disclosed publicly by the Company, including when CEO and Chairperson Lisa Im stated the following on the Company’s Q3 2019 earning’s call, “We remain on track to achieve our internal long-term goal of $200 million in revenue and 20% EBITDA margin in 2021.”

Performant’s internal financial models indicate the Company will trip covenants and be in default of its debt by the end Q2 2020.

•	We are in possession of the Company’s internal profit and loss projections for the fiscal year 2020. Contained within the document are quarterly revenue and EBITDA projections for each of its business units. Per the forecast, projected trailing-twelve-month EBITDA by June 2020, when the Company’s covenants expire, will be around $6 million. The Company’s total debt to EBITDA covenant is 6.00x. The Company’s debt balance is $62.2 million, as of September 30, 2019.
•	The Company’s minimum fixed charge ratio covenant of 1.00x appears equally unlikely to be achieved by June 30, 2020.
•	As recently as August 2019, on the Company’s Q2 2019 earning’s call, management reiterated, “And as we look again at sort of Q2 of 2020 and the covenants coming back into play, we’re, at this point, confident that we’ll be fine.”

Performant’s internal financial models indicate a working capital shortfall that likely portends further destruction of shareholder value or insolvency.

•	According to our interviews with management in November 2019, the Company’s days sales outstanding (DSO) is expected to meaningfully expand to 80 by next year. This implies about an incremental $20 million use of cash between September 30, 2019 and December 2020.
•	Based on our conversations with management and as observed in the Company’s public filings, the Company has very little cash to reinvest due to the high interest expense and working capital considerations. This has resulted in a very tight labor force dedicated to growing its healthcare business.
•	Publicly disclosed and potential future delays in execution would prevent the Company from quickly expanding its business opportunities to other clients. In our view, failing to quickly expand will make management’s 2021 guidance unattainable.
•	In conjunction with the debt’s increased interest expense payments, current maturities and working capital needs, Performant’s models suggest the Company may not have enough money to fund its obligations in 2020 without selling or winding-down business units for short-term liquidity, which would negatively impact long-term shareholder value and jeopardize FY 2021 guidance.

We believe Performant failed to disclose conflicts of interest related to Parthenon’s (and, by extension, current director Mr. Stein’s and former director Mr. Golson’s) ownership interests in competitors and other industry participants.

•	Upon examination of Parthenon’s investment portfolio, we are concerned that Parthenon’s economic incentives may not be aligned with those of PFMT’s other shareholders. We find Parthenon’s undisclosed stake in Zelis Healthcare (formally known as Premier Healthcare Exchange) to be an egregious conflict of interest taking into account Performant’s failed acquisition of Premier Healthcare Exchange.
o	Zelis’ recent merger with RedCard Systems highlights Parthenon’s apparent conflict of interest with Performant’s healthcare growth plan. Per Parthenon’s press release on the transaction, “By bringing together RedCard’s payment data platform and Zelis’ claim cost management and payment execution capabilities, the combined company is positioned to meaningfully advance the integrated solutions available to payers, providers and consumers. The combined company will drive efficiency and performance at the claim level, simplify the process of paying healthcare claims, and provide a comprehensive, fully-integrated platform to take a claim through the entire pre-payment to payment lifecycle.”[2] It appears that Parthenon is directly funding one of Performant’s competitors while effectively exercising control over Performant’s Board. This conflict is not disclosed anywhere in Performant’s public filings.
•	BillingTree,[3] MedAssets[4] and Official Payments[5] represent other notable investments held by Parthenon since Performant became a publicly traded company in 2012 that could have created potential conflicts of interest; yet, were never disclosed in any of Performant’s filings.
•	We are concerned that, through its director representatives, Parthenon may have been able to leverage PFMT’s sensitive information to benefit some of Parthenon’s other portfolio companies (including direct and indirect competitors of PFMT) at the expense of PFMT’s shareholders.

The incumbent directors have destroyed substantially all of PFMT’s market value and driven the Company to the brink of insolvency. More troublingly, we believe there is a fundamental misunderstanding at the Board level about the Company’s near-term liquidity problem. In the course of our discussions with the Board, the Company’s share price, which has not closed above $2.50/share since February 19, 2019 and recently hit an all-time low of $0.79/share, was referred to as “just a mark” and we were assured that any near-term covenant problems could be solved with a combination of covenant waivers and ceasing operations in certain business segments. We find this view offensive and in conflict with publicly reiterated guidance, not to mention indicative of a Board lacking a meaningful ownership interest and financial market expertise (excluding the conflicted Parthenon representatives). We, like the market, are signaling that the Company has failed to address a significant issue. We strongly encourage the Board to stop disseminating misleading and contradicting claims to shareholders and fix the problems facing the Company immediately.

Based on discussions with members of the Board, we believe that Parthenon is currently attempting to extract additional value at the expense of minority shareholders by taking actions that could impair the long-term viability of the Company for a short-term benefit to allow Parthenon to exit its stake on favorable terms. The Company’s recent statement regarding Parthenon’s shelf-registration in conjunction with reiterated guidance suggests the Company is willing to help facilitate Parthenon’s exit plans at the expense of long-term shareholder value creation.6 We are disgusted that our concerns seemingly come secondary to the liquidity of a conflicted shareholder and do not want to see the Company bend to Parthenon’s will any longer.

2https://www.parthenoncapital.com/news/zelis-and-redcard-to-combine-in-landmark-healthcare-technology-and-payments-transaction/

3 https://www.parthenoncapital.com/news/billingtree-closes-significant-growth-investment-from-parthenon-capital-partners/

4 https://www.parthenoncapital.com/investment/medassets-exited/?highlight=medassets

5 https://www.parthenoncapital.com/investment/official-payments-exited/?highlight=official%20payments

6 https://www.performantcorp.com/investors/news/press-release-details/2019/Performant-Provides-an-Update-to-EBITDA-Guidance-for-Fourth-Quarter-2019-Comments-on-Recent-Shelf-Registration-Statement/default.aspx

We urge the members of the Board to candidly ponder the following questions that we think many Performant shareholders must be asking themselves:

1.	Where are Parthenon’s primary economic interests and are these interests aligned with PFMT’s other shareholders?
2.	Can Parthenon or its other portfolio investments benefit from Performant experiencing operational issues or a bankruptcy?
3.	Will Parthenon’s new $2 billion fund create additional conflicts of interest?
4.	Are shareholder interests other than those of Parthenon truly being represented in the boardroom?

We stand ready to meet with members of management and the Board to discuss these important matters in greater detail; however, be advised that we will not hesitate to take any action that we believe is necessary to protect the best interests of the Company’s shareholders.

Sincerely,

/s/ Aron English

Aron English
Portfolio Manager
22NW, LP

About 22NW, LP

22NW, LP is a Seattle-based investment firm that specializes in small and microcap investments that have multi-year investment horizons.

Contact:

Aron English

22NW, LP
(206) 227-3078